CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the three months ended January 31, 2010

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the period ended January 31, 2010 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of March 10, 2010, and compares its financial results for the quarter ended January 31, 2010 to the previous year.  This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended October 31, 2009 and 2008 and unaudited consolidated interim financial statements for the three months period ended January 31, 2010.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements that may constitute “forward-looking statements”.  All statements, other than statements of historical fact, included herein, including but not limited to, statements regarding future anticipated property acquisitions, the anticipated content, commencement, timing, cost and nature of future anticipated exploration programs and metallurgical testing programs and pilot plant tests and the results thereof, discovery and delineation of mineral resources/reserves, the potential for the expansion of resources at Pampa el Toro, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties identified herein under “Risk Factors”.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change and the reader is referred to the full discussion of the Company’s business contained in the Company’s disclosure filed with the Canadian securities regulatory authorities.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant fluctuations in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to develop any of its present or future mineral properties.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This Management Discussion and Analysis reflects information available as at March 10, 2010.

RESULTS OF OPERATIONS

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of interests in mineral properties, the securities of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities and of its investments in other companies and the sale of interests in its mineral properties.  The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina, Peru and the state of Minnesota in the United States, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, mineral properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its only material property to be the Pampa el Toro Iron Sands Project in Peru.

Property	Total Costs as of October 31, 2009	Total Costs to January 31, 2010	Estimated Fiscal 2010 Expenditures(1)
Pampa el Toro Iron Sands - Marcona, Peru	$ 8,727,626	$ 9,539,321	$ 3,100,000

Note:

1.

This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2010.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter January 31, 2010 and to March 10, 2010, the Company was primarily focussed on promoting the Pampa el Toro Iron Sands program as a viable project for the production of iron ore concentrate to serve the needs of the PRC, and formulating and commencing the drilling programs for the Baja IOCG, Longnose and TiTac properties and planning Phase II exploration program on the Organullo property.

Material Mineral Property

Pampa El Toro Iron Sands Project, Peru

General

The Company’s Iron Sands project now comprises an aggregate of 21 concessions in two dune fields – Pampa el Toro and Carbonera.  Of these concessions, 16 (12,100 hectares in four areas) are owned 100% by the Company and 5 concessions (3,600 hectares in 2 areas) are held under option from an arm’s length private Peruvian company.  The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Company’s Pampa de Pongo iron deposit.  The primary focus of the Company’s work during the quarter and to date continues to be the Pampa el Toro dune field.

During the quarter and to date the Company successfully promoted and show-cased the Pampa el Toro program as a viable project for the production of iron ore concentrate to serve the needs of steelmakers located in the PRC, including a demonstration of pilot plant operation.

The Company has now completed its three phase melting test program at the U. S. Department of Energy (DOE)’s National Energy Technology Lab (NETL) located in Albany, Oregon (a U.S. government testing facility).  The pilot-scale melting test program underwent a permitting process that was completed in July 2009, with the actual pilot plant operation conducted thereafter.  The final report in connection with the melting test is in process.  The certified chemical analysis of the sulphur and carbon content of the pig iron produced was determined by Howmet Research Center (Whitehall, Michigan, USA).  The chemical analysis of the remaining elements of interest was determined at NETL by XRF.  NETL’s chemistry lab is not certified, so an alternate certified lab is presently being located to verify these analytical results.

In July, 2009, the Company received from SRK Consulting (South Africa) Inc. (“SRK”) an initial resource estimate for the Pampa el Toro Iron Sands Project.  Indicated and inferred resources have been defined over an approximate area of 1,595 hectares (approximately 13% of the total 12,200 hectare Pampa El Toro concession area), and only to a nominal depth of 30 metres from surface, as follows:

Category	Volume m3	Tonnes	Fe2O3%	TiO2%	V (ppm)
Indicated	133,608,000	241,831,000	6.66%	0.72%	172 ppm
Inferred	348,000,000	629,881,000	6.48%	0.70%	166 ppm

Although a 30-metre cut-off depth was selected by SRK – as a conceptual mining depth to provide a 30-year life-of-mine (LOM) – drill testing of dune sand has been undertaken up to 60 metres depth in certain drillholes and has returned similar grades.  The resource estimate was described in detail in a 43-101 technical report dated September 10, 2009 by SRK entitled “Pampa el Toro Mineral Resource Technical Report”, which is available on SEDAR.  Readers are urged to review the SRK report in full.

Future Work

The Company intends to complete the metallurgical test program presently underway for the recovery of vanadium and titanium from the smelter slag produced in the melting test, and believes that the results of this testing will add significant value in terms of potential high-quality pig-iron and titanium-vanadium co-products.  The Company is also considering undertaking pre-feasibility studies to address the mining of the Pampa el Toro resource as well as a pre-feasibility study for the value-added smelting operation.  However, the ability of the Company to proceed with further work beyond the current metallurgical testing program at the Iron Sands Project is dependent upon the Company being able to either raise the additional financing required to do so or to secure a partner to move the project forward.  At the present time, the Company is looking to secure a partner who can help move the project to a commercial stage, although there can be no assurance that it will be able to do so.

Other Mineral Projects

Mexico

Baja IOCG

The Baja IOCG project was reviewed in August 2008 by a structural consultant, who spent 3 weeks in the field mapping and reviewing core.  A structural approach to the interpretation of the extensive IOCG mineralization system at San Fernando outlined several areas which have the potential for the generation of copper-rich ore bodies.  A series of prospective targets and drill recommendations were defined on the basis of the new structural map, surface indications of mineralization from outcrop, geochemistry and a review of other geological data (such as host rock favourability), previous drilling and geophysics.  The capacity to generate a bulk tonnage copper deposit in several of the areas is based on conceptual modelling of structural duplexes, which has good support both locally and regionally.  These particular areas represent the best potential for an economic deposit in the San Fernando IOCG system.

The two highest priority targets are new structural interpretations associated with the ‘San Fernando Old Workings’ area, which has had one mineralized drillhole (SF-01), and the ‘El Gato Duplex’ system, which has not been drill tested.  A third high priority area is ‘San Fernando Central’, which is untested and may potentially link in with the San Fernando Old Workings structure.  A total of 12 holes (2,800 metres) were originally planned for the program of which 8 holes have been completed for 1,900 metres.  For logistical reasons, the drill rig has been moved to San Jose and will return to San Fernando later in the program to complete an additional 6-10 drillholes.  Sampling of drillholes was delayed but has now been partially completed.  Assay results are expected in due course.

Drill testing at San Jose and Santa Maria, two prospects that have already been mapped and targeted by in-house geologists, will be initiated for the first time.  At San Jose, a large induced polarization (IP) geophysical target, supported by soil and rock geochemistry, remains untested.  Four drillholes (1,150 metres) are planned for San Jose and two drillholes (500 metres) are planned for Santa Maria.  The first drillhole at San Jose is in progress.

The Company has the funds to complete the planned program.

Corrales and Santa Teresa Projects Option

Ethos Capital Corp. (“Ethos”), the TSXV listed capital pool company to which the Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico as a qualifying transaction, received TSXV acceptance to the transaction on July 17, 2009.  The Company understands that Ethos will be proceeding with the work program at Santa Teresa outlined in the Technical Report filed in support of its qualifying transaction (available on SEDAR) but, to the date of this MD&A, has not received any progress report or exploration data.

Argentina

Organullo

The Organullo Project is located in the Salta Province of north-western Argentina in the central South American Andes mountain ranges approximately 18 kilometres by road south of San Antonio de Los Cobres.  The Company holds a 100% interest in the property, which covers approximately 6,100 hectares.

The Company initiated the first of a two-phase exploration program in August, 2009.  Phase I, a multi-faceted ground campaign, was designed to establish targeting parameters for future exploration and refine drill targets at known zones of mineralization which, if results warrant, would be the focus of a Phase II diamond drill program.

The field component of Phase 1 finished in mid-December 2009 and included:

  geological mapping, a total of 228 samples collected for description and analysis by infrared-spectroscopy using a PIMA-II instrument a total of 331 rock samples (419 including QA-QC) and 13 soil samples (16 including QA-QC) were collected and have been submitted for geochemical analysis a ground geophysical survey carried out by Quantec Geoscience and consisting of 137.9 line-km of ground magnetic and 16.2 line-km of Controlled Source Audio-frequency Magneto Tellurics (CSAMT ) surveying

To date, results from Phase I geophysical survey have been received but not yet reviewed in detail.  Phase II exploration is expected to get underway in early April 2010.  Work will include additional mapping and prospecting to assess portions of the claim block highlighted by Aster satellite imagery.  A drill contract has been signed and an application for a drill permit has been submitted.  Drilling should begin, subject to receipt of the drill permit, in Q2 2010.  The Company has the funds to complete the proposed program.

Los Manantiales (Mina Angela) Project

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company.  The Company is presently awaiting receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement.  However, several attempts to secure such data have been unsuccessful.  Upon receipt of the data, the Company will formulate a plan for the property, which will likely involve seeking a new optionee/joint venture partner.

Minas Pirquitas

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property.  Davcha is the operator.  The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha Resources Corporation (“Artha”).  Neither Davcha nor Artha have advised as to the content or date of commencement of a work program at the Minas Pirquitas property.  Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.  The Company understands that Artha is presently in the process of applying for permits for a work program at the property.

United States

TiTac and Longnose Projects, Minnesota

The Company has commenced an initial work program at the Longnose and TiTac projects.  Work to date has included re-sampling to verify historical laboratory analysis, surveying and cleaning of previously existing local grids, negotiating to secure surface access rights and initiating the necessary permitting process.  In October 2009, the Company decided to initiate drilling before completing a new, 43-101 compliant resource estimates aimed at defining inferred resources.  SRK Consulting have been retained to complete this work, which will utilize historical and new drill data, once drilling has been completed.  A composite sample of TiTac mineralization was produced from riffle-split quarters of 103 samples of assay rejects.  The Company has retained a consultant to conduct preliminary metallurgical test work to concentrate the sample with density (table) and magnetic separation.

Drill, road and access permits are in place and drilling is underway at the Longnose and Titac properties.  To date, six holes have been completed (a total of 1901 metres) and one hole is currently drilling at the Titac property.  At the Longnose property, two holes have been completed (a total of 335.4 metres), a hole is currently underway, and one hole was temporarily abandoned.

Drillhole sampling is underway and assay results will be reported when available.  Drilling is being adversely impacted by unseasonably warm weather and some planned holes that require frozen surface conditions may not be completed this winter.  This, in turn, may negatively affect the Company’s ability to complete a 43-101 compliant resource estimate in 2010.  The Company has sufficient funds to complete the proposed program.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A other than with respect to the test work on the Pampa el Toro concentrate and the mineral resource estimate for Pampa el Toro.  Mr. Glen Hoffman MMSA QP, the President and CEO of Cardero Iron Ore Company Ltd. and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information with respect to the test work on the Pampa el Toro concentrate.  Neither Mr. Henderson nor Mr. Hoffman is independent of the Company, as both are employees and hold common shares and incentive stock options.  Mr. Mark Wanless, Pr. Sci. Nat., of SRK Consulting (South Africa) (Pty.) Ltd., and a qualified person as defined by National Instrument 43-101, is responsible for all aspects of the mineral resource estimate for Pampa el Toro as outlined in this MD&A.

The work programs at Pampa el Toro are designed by, and are supervised by, Dr. S. Jayson Ripke MMSA QP, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  The metallurgical test work is designed and directly observed on site by Dr. Ripke, who is responsible for all on-site aspects of metallurgical testing and the quality control/quality assurance.

The work programs on the Company’s properties other than Pampa el Toro are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Mexico, Argentina, Peru and the United States.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Pampa el Toro Iron Sands project in Peru, with no known resources and or known reserves), the following risk factors, among others, will apply:

There are no known reserves and, other than at the Pampa el Toro Iron Sands project in Peru, there are no known resources, on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The current dramatic downturn in the price of all commodities (other than gold) for which the Company is presently exploring is an example of a situation over which the Company has no control and materially adversely affects the Company in a manner that it may not be able to compensate for.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions, and any slackening of the demand in high demand countries, such as China and India, will materially adversely affect the prices of such commodities.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Difficulties in Raising Development Capital:  Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its capital requirements to pursue the acquisition of any significant mineral projects or to secure its share of development financing following a decision to place any of its current or future mineral properties into production (whether on its own or on a joint venture basis).  In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  Despite the apparent beginning of a general economic recovery in 2009, the strength of such recovery is uncertain, and any reversal of or disruption in such a recovery could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

General Economic Conditions:  The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility:  In 2008 and 2009, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters:  The acquisition of title to mineral concessions in Mexico, Peru and Argentina is a very detailed and time-consuming process.  Title to, and the area of, mineral concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions in which it has an interest and, to the best of its knowledge, title to all such concessions is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted.  Title to the concessions may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers.  The Company has not obtained title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.  This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties.  None of the Company’s properties are currently under development.  Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk:  The Company’s material mineral property is located in Peru, and it has additional mineral properties located in Peru, Argentina, Mexico and the United States where mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.  The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates.  Accordingly, there can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations.  Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates.  Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites.  A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company believes that it has been a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers:  Investors in Common Shares that are U.S. taxpayers should be aware that the Company believes that it has been, in one or more prior tax years, and may, in the current and future tax years, be, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  However, no determination has been made regarding the Company’s PFIC status for any particular tax year.  If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations.  Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Investments

International Tower Hill Mines Ltd.

During the period ended January 31, 2010, the Company sold 24,000 shares of ITH for net proceeds of $156,492 resulting in a gain on sale of $136,092.  Meanwhile, the Company purchased 60,000 shares of ITH at a cost of $407,044.  At January 31, 2010, the Company held 3,518,800 common shares, or approximately 5.84% of the issued and outstanding ITH common shares.

Trevali Resources Corp.

During the period, the Company purchased 50,000 common shares of Trevali at a cost of $45,000. At January 31, 2010, the quoted market value of the Trevali common shares was $1.19 per share, or a total market value for the Company’s shares of $5,003,460 (October 31, 2009 - 2,908,212).  Fair value adjustments for the period ended January 31, 2010 amounted to unrealized gain of $1,742,711 (October 31, 2009 – an unrealized gain of $294,185), net of tax, recorded as other comprehensive income.  The Company held 4,204,588 common shares, or 7.96% of the issued and outstanding common shares of Trevali as of January 31, 2010.

Wealth Minerals Ltd.

At January 31, 2010, the quoted market value of Wealth common shares was $0.45 per share, or a total market value for the Company’s shares of $1,188,834.  Fair value adjustments for the period ended January 31, 2010 amounted to unrealized loss of $44,912, net of tax, recorded as other comprehensive loss.  The Company held 2,641,853 shares, or 7% of the issued and outstanding common shares of Wealth as of January 31, 2010.

Dorato Resources Inc.

During the period, the Company purchased 404,000 common shares of Dorato at a cost of $334,984.

At January 31, 2010, the quoted market value of Dorato common shares was $1.15, or a total market value for the Company’s shares of $1,150,000.  Fair value adjustment at the period ended January 31, 2010 amounted to an unrealized gain, net of tax, of $424,266 (October 31, 2009 - $3,447).  The Company held 1,000,000 common shares, or 1.57% of issued and outstanding common shares of Dorato as of January 31, 2010.

Indico Resources Ltd.

During the period, the Company purchased 50,000 common shares of Indico at a cost of $29,954.

At January 31, 2010, the quoted market value of Indico common shares was $0.50.  Fair value adjustment at the period ended January 31, 2010 amounted to an unrealized loss, net of tax, of $4,211.

The Company held 50,000 common shares, or 0.39% of issued and outstanding common shares of Indico as of January 31, 2010.

Ethos Capital Corp.

During the year ended October 31, 2009, the Company received 100,000 common shares of Ethos valued at $17,000 pursuant to a property option agreement.  This investment is classified as held-for-trading.  Fair value adjustments for the period ended January 31, 2010 amounted to an unrealized gain of $46,000.

The Company does not have any present plans to dispose of any of its investments in ITH, Trevali, Wealth, Dorato, Indico or Ethos.  However, the Company will consider dispositions of such shares as an option to be considered should it become necessary to raise additional funding for the Company’s operations and other sources of financing are not available or are felt by the directors to be less advantageous or more costly.  The Company may add to its holdings of ITH, Trevali, Wealth, Dorato, Indico and Ethos securities.  Although the Company’s primary focus remains the acquisition, exploration and development or sale of mineral properties, Cardero will continue to consider and evaluate potential direct investments in other natural resource companies in appropriate circumstances (principally early-stage investments).  All investments by the Company in ITH, Dorato, Wealth, Trevali, Indico and Ethos are, and any investments in other companies will be, for investment purposes only, and Cardero does not presently plan to exercise any control over, or seek to affect or influence, the management or policies of any such companies.

Three months ended January 31, 2010 compared to three months ended January 31, 2009

During the three months ended January 31, 2010, the Company recorded a net income of $62,261,575 compared to a net loss of $2,997,821 for the three months ended January 31, 2009.  The following discussion explains the variations in the key components of these results.

The net income of $62,261,575 was largely a result of receiving the final payment of $93,607,400 (USD 88,000,000) from the sale of Pampa de Pongo property that have been recognized in other income, net of related property costs of $640,669 and transaction costs of $3,560,715, for a gain of $89,406,016 (2009 - $Nil) before applicable income taxes.

The Company’s general and administrative costs totalled $1,617,333, compared to $1,843,983 in 2009.  The major expense categories involved in this decrease were property evaluations of $51,054 (2009 - $215,944), salaries of $556,779 (2009 - $915,267) and regulatory and transfer agent fees of $23,203 (2009 - $36,616).  The decrease in salaries is primarily due to lower personnel costs in the Company’s Peruvian subsidiary of $244,423 for the quarter as a result of decreased activity after the sale of Pampa de Pongo.  Property evaluations costs have been decreasing as the Company focussed on the finalization of the Pampa de Pongo transaction.  Offsetting these variances was the write off of value added tax (VAT) receivable in Mexico of $104,835 (2009 - $Nil).

Investor relations expense of $170,738 (2009 - $200,626) decreased 15% compared to the previous year as a result of $102,207 recorded in 2009 for stock-based compensation compared to $Nil in 2010.  Existing market conditions also contributed to a general decrease in investor relations expenditures.  Office costs increased substantially from $72,705 in 2009 to $278,132 in the current fiscal year largely due to higher costs at the Company’s Peruvian subsidiaries.

During the quarter, no resource properties were written off, compared to a write-off of $2,642,051 in the same period in 2009.

During the period, The Company purchased more securities of ITH, Trevali, Indico and Dorato at a total cost of $816,982 (2009 - $Nil).  The Company sold 24,000 ITH common shares for net proceeds of $156,492, realizing a gain of $136,092, compared to selling 632,800 ITH common shares for net proceeds of $1,134,703, realizing a gain of $660,103 in 2009.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past 8 quarters:

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 411
Gain(loss) on resource property transactions	89,406,016
Gain on sale of investments	136,092
Net income (loss)	62,261,575
Net income per share	1.06
Comprehensive income (loss)	69,081,221

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 7,131	$ 5,446	$ (135)	12,133
Gain(loss) on resource property transactions	-	-	8,731,350	(133,695)
Gain on sale of investment	660,103	1,722,356	-	335,795
Net income (loss)	(2,997,821)	193,054	4,391,076	(1,840,937)
Net loss per share	(0.05)	0.00	0.08	(0.03)
Comprehensive income (loss)	1,400,502	(671,416)	6,506,293	2,895,749

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593	$ 17,427	$ 14,721	$ 56,760
Gain on sale of investment	-	66,963	81,014	110,943
Net income (loss)	(1,788,629)	(3,834,843)	(3,744,818)	(6,461,372)
Net loss per share	(0.04)	(0.07)	(0.07)	(0.11)
Comprehensive income (loss)	(1,058,629)	(7,285,919)	(2,259,782)	(7,299,592)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, and the sale of investments the timing of which will vary with overall market conditions, and is therefore also difficult to predict.  In addition, results in fiscal 2009 and the current quarter were significantly influenced by the one-time sale of the Pampa de Pongo property.  While the Company may seek, in the future, to sell some or all of the interests in other of its mineral properties, the timing and potential effect of any such sale is impossible to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project), although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  Notwithstanding current market conditions, the Company did complete the sale of Pampa de Pongo during the period, and received the final payment of USD 88 million on account of the USD 100 million purchase price.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction in the third quarter of fiscal 2009 and in the first quarter of fiscal 2010.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investment in ITH, Trevali, Wealth, Dorato, Indico and Ethos) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its mineral properties, or to develop any advanced properties that it may acquire.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at January 31, 2010, the Company reported cash and cash equivalents of $94,410,073 compared to $5,823,196 as at October 31, 2009.  The change in cash is comprised of funds provided from investing activities of $87,079,257 (principally from the proceeds of the Pampa de Pongo transaction) and $1,522,070 from operating activities.  As at January 31, 2010, the Company had working capital of $62,694,127, compared to working capital of $3,803,620 at October 31, 2009.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

	January 31, 2010	January 31, 2009
Professional fees	$ 22,294	$ 22,069
Consulting fees	$ 22,500	$ 22,500

At January 31, 2010, there was $7,700 (October 31, 2009 - $18,900) included in accounts payable and accrued liabilities, and $449,405 (October 31, 2009 - $587,956) included in due from related parties. Professional fees include amounts paid to a law firm of which a director is a shareholder.

Amounts due from related parties are comprised as follows:

		January 31, 2010	October 31, 2009 (audited)
Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date	Due date, if applicable
Trevali Resource Corp.	December 31, 2009	$ 24,875	$ 290,003
Wealth Minerals Ltd.	November 30, 2009	134,169	121,393
Dorato Resources Inc.	December 31, 2009	42,308	25,490
Director/Officer/Others		248,053	151,070
		$ 449,405	$ 587,956

The Company recovered $221,764 during the period ended January 31, 2010 (January 31, 2009 - $126,456) in rent and administration costs from Wealth, ITH, Dorato, Indico Resources Ltd., Trevali and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.  The Company has a 15% interest in IMMG (a subsidiary of IMM) which was purchased from IMM.  This transaction was approved by the Company’s audit committee and board of directors (other than Mr. Fitch, who abstained from voting in each case).  The Company has determined that it has an obligation to issue an additional 214,843 common shares to IMM pursuant to the acquisition of its initial 15% investment in IMMG, the final issuance of which is currently the subject of on-going negotiations with IMM.  The Company determined not to acquire an additional 15% interest in IMMG and did not therefore issue the additional 1,000,000 common shares on or before December 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A. (“Koripampa”), for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees.  Mr. Ballon became President of Cardero Peru in April 2006.  Accordingly, Mr. Ballon is a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2009, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and resource related investments in common shares are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly on the prices of services provided by these parties; however, this is not readily measurable in an active market.  The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at January 31, 2010 was $94,410,073 of which $90,642,905 was held in US, Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at January 31, 2010 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH, Trevali, Wealth, Indico and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes.  The Company’s investment in Ethos is classified as “held-for-trading” for accounting purposes.  All resource related investments in warrants are classified as held-for-trading and are considered derivative financial instruments where changes to the fair value are included in net income.  The Company has no current plans to dispose of any significant portion of its investments in ITH, Trevali, Wealth, Indico or Dorato, but may determine to do so if necessary to raise funds for its ongoing operations.

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at January 31, 2010 as required by Canadian and US securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of January 31, 2010, the disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2009 and ended on January 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011 with appropriate comparative data from the prior year.  The Company will be required to adopt IFRS commencing November 1, 2011 and will require the restatement, for comparative purposes, of amounts reported on the Company’s opening IFRS balance sheet as at October 31, 2010 and amounts reported for the year ended October 31, 2011.

Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will need to be addressed by management.  The Company has a comprehensive IFRS conversion plan and is completing its initial scoping study to identify key areas that may affect disclosure and financial reporting upon transition to IFRS.

During the current quarter the Company initiated its detailed analysis of identified areas of potential accounting changes and is approximately 30% complete its review of key areas.  It is expected that all of the decisions regarding accounting policy choices, transitional provisions and the potential impacts of IFRS on the Company’s financial statements will be completed by October 31, 2010.  The Company will also evaluate and re-document its information systems, internal controls over financial reporting, and data collection methods to ensure that it can smoothly transition to IFRS while meeting all financial reporting obligations.  No significant issues are anticipated at this time.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.

Authorized and Issued capital stock:

(a)

As at January 31, 2010:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	58,618,477	$70,146,395

(b)

As at March 10, 2010:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	58,685,602	$70,237,014

2.

Options Outstanding:

(a)

As at January 31, 2010:

Number	Exercise Price	Expiry Date
2,000,000	$2.04	July 21, 2010
1,200,000	$2.18	August 8, 2010
575,000	$1.16	December 9, 2010
225,000	$1.39	April 9, 2011
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 1, 2011
5,360,000

(b)

As at March 10, 2010:

Number	Exercise Price	Expiry Date
2,000,000	$2.04	July 21, 2010
1,200,000	$2.18	August 8, 2010
575,000	$1.16	December 9, 2010
225,000	$1.39	April 9, 2011
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 1, 2011
500,000	$1.41	February 2, 2012
5,860,000

3.

Warrants/Agent’s warrants Outstanding:

(a) As at January 31, 2010:

Number	Exercise Price	Expiry Date
3,628,000	$1.50	March 1, 2010
675,100	$1.35	March 1, 2010
4,303,100

(b) As at March 10, 2010, nil warrants/agent’s warrants outstanding.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”).  Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.